EXHIBIT 99.1

Just Energy Announces Fourth Quarter Fiscal 2020 Results To Be Released June 29, 2020

TORONTO, May 06, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) today announced that due to delays in accounting closing procedures, audit procedures and other operations resulting from the COVID-19 pandemic, the Company will release its audited annual financial statements and related management discussion and analysis for fiscal 2020 on June 29, 2020.

The Company will host a conference call and live webcast with Scott Gahn, Just Energy’s Chief Executive Officer, and Jim Brown, Chief Financial Officer, to review the fiscal fourth quarter and year-end results beginning at 10:00 a.m. Eastern Time on June 29, 2020.

Just Energy Conference Call and Webcast

  Monday, June 29, 2020
  10:00 a.m. E.T.

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 in the U.S. and Canada. International callers may join the call by dialing 1-786-815-8442. The Conference ID# is 9897748. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/mmc/p/v54zs6sk

A webcasted replay for the call will also be archived on the Just Energy investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including, but not limited to, statements and information regarding the impact of COVID-19 pandemic on the Company’s financial reporting and operations, and the timing for filing the Company’s audited annual financial statements for fiscal 2020. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated, and the Company undertakes no obligation to update or revise any forward-looking statement. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales including risks associated with reliance on suppliers, uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates, the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the ability of the Company to extend its credit facility, the results of strategic review process, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
Phone: 713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: 617-982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.